

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 12, 2013

Via E-mail
H. Davis Thames
Senior Vice President and Chief Financial Officer
Cheniere Energy, Inc.
700 Milam Street, Suite 800
Houston, TX 77002

> **Re: Cheniere Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 22, 2013**
> **Form 10-Q for the Quarterly Period Ended September 30, 2013**
> **Filed November 8, 2013**
> **File No. 001-16383**

Dear Mr. Thames:

      We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-Q for the Quarterly Period Ended September 30, 2013

Note 13 – Business Segment Information, page 21

1.   Please reconcile for us the loss from operations to income (loss) before income taxes and non-controlling interest by segment for the nine months ended September 30, 2012 and 2013. Based on the items comprising the total other expense between your loss from operations and loss before income taxes and non-controlling interest on a consolidated level, it is not clear what adjustments or allocations are being made at the segment level in deriving the segments' loss before income taxes and non-controlling interest. For example, we note Corporate and Other shows a loss from operations of ($106,410) with one adjustment for interest income of $21,838 and a loss before income taxes and non-

controlling interest of ($496,613) for the nine months ended September 30, 2013. LNG Terminal reflects a loss from operations of ($103,655) and income before income taxes and non-controlling interest of $128,441 for the nine months ended September 30, 2013. In this regard, please tell us your consideration of disclosing the allocations made between segments to explain the significant differences between your segments' loss from operations and income (loss) before income taxes and non-controlling interest. Please refer to ASC 280-10-50.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 or me at (202) 551-3344 if you have questions regarding our comment or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief